Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 20-25

Alianza Minerals Completes Drill Campaign at Haldane Silver Project, Keno Hill District, Yukon Territory

• West Fault & Middlecoff targets tested

• Phase Two drilling committed for Spring 2021

Vancouver, BC, December 10, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that the Phase One diamond drilling program has been completed at the Company’s wholly-owned Haldane silver property located in the historic Keno Hill Mining District of Yukon Territory. The 8,579 hectare Haldane Property is located 25 kilometres west of Keno City, YT in the western portion of the Keno Hill Silver District. Exploration at Haldane is targeting extensions of historic high-grade silver production as well as newly defined targets in new areas of the property.

“I would like to thank our crews for their efforts completing this first phase of work in trying conditions,” stated Jason Weber, P.Geo, President and CEO of Alianza. “Both the West Fault and Middlecoff targets appear to be robust structures with excellent potential for expansion. We are looking forward to the results of this program and the continuing to test these targets in 2021.”

Phase One drilling tested the targets at the Mt. Haldane Vein System (West Fault and Middlecoff) to assess the extension of silver-lead+/-gold mineralization intersected in prior drilling. At the West Fault a 2011 intersection returned 320 g/t silver, 1.1 g/t gold and 0.7% lead over 2.20 metres. Two holes successfully tested the West Fault target on strike and down dip. At the Middlecoff Zone, two holes were collared to test the extension of high-grade silver-lead+/-gold mineralization identified in drilling and historic underground development. One hole was terminated before reaching the target due to excessive deviation, while the second successfully intersected the Middlecoff Zone. A total of 798.6 metres of drilling was completed in this program. Analytical results are not expected before mid-January 2021.

The drill rig has been winterized and remains on site to facilitate the start-up of the second phase of drilling in the spring of 2021. Drilling will continue at the Mt. Haldane Vein System targets, as well as the recently discovered Bighorn Zone (2.35 metres of 125 g/t silver and 4.39 % lead from the first and only hole).

A map of the completed and proposed drilling can be found below and on the Company’s website at www.alianzaminerals.com.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.